Stephanie M. Hosler Direct: (314) 259-2797 Fax: (314) 552-8797 smhosler@bryancave.com

September 26, 2006

Via EDGAR

United States Securities and

  Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	NS Group, Inc.

Ladies and Gentlemen:

On behalf of NS Group, Inc., a Kentucky corporation (the “Company”), this letter is being provided to the Commission as supplemental information in accordance with Rule 14a-6(d) under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-6(a), the Company is filing its preliminary proxy statement and form of proxy with the Commission via EDGAR transmission. The Company has previously transmitted by wire $161,206 in payment of the related filing fee. Definitive copies thereof are intended to be released to security holders on or about October 25, 2006.

Should you have any questions or comments, please do not hesitate to call the undersigned at (314) 259-2797.

Very truly yours,

/s/ Stephanie M. Hosler

Stephanie M. Hosler